Southport Acquisition Corporation
8 Bolling Place
Greenwich, CT 06830

September 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attention:	Ronald E. Alper Pam Howell

Re:	Southport Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed September 19, 2024 File No. 001-41150

Dear Mr. Alper and Ms. Howell:

This letter sets forth the response of Southport Acquisition Corporation (“Southport”) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated September 26, 2024, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 19, 2024.

Southport is concurrently filing via EDGAR (i) this letter and (ii) Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), which includes, in the case of (ii), revisions made in response to the comment received from the Staff.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Southport’s response.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2024

General

1.	We note that the Form 8-K filed on September 11, 2024, indicates that the company’s securities were delisted from the NYSE in April 2024. We also note disclosure on page 32 of the preliminary proxy that indicates the company securities are still trading on the NYSE. Please update the disclosure in the preliminary proxy regarding the delisting and the material consequences to the company and shareholders.

U.S. Securities and Exchange Commission

September 27, 2024

Response: Southport respectfully advises the Staff that it has revised the disclosure on pages 20-21 and 32 of the Revised Proxy Statement.

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U.S. Securities and Exchange Commission

September 27, 2024

If you have any questions regarding this letter, please do not hesitate to contact Southport’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com.

Very truly yours,

/s/Jeb Spencer
Jeb Spencer, Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz